FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of September

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F X Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes  No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-   ).

HSBC HOLDINGS PLC

16 September 2020

Notification of a Transaction by a Person Discharging Managerial Responsibilities

On 14 September 2020, Ian Stuart cancelled his options to purchase 3,406 ordinary shares of US$0.50 each (the "Shares") in HSBC Holdings plc at an option price of £4.4037 per Share. The options had been granted under the HSBC Holdings Savings-Related Share Option Plan.

The following disclosure is made in accordance with Article 19 of the EU Market Abuse Regulation 596/2014.

1 - Details of the person discharging managerial responsibilities / person closely associated

Name of natural person			Ian Stuart
2 - Reason for the notification

Position/status			Chief Executive, HSBC UK Bank plc

Initial notification/amendment			Initial Notification
3 - Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

Full name of the entity			HSBC Holdings plc

Legal Entity Identifier code			MLU0ZO3ML4LN2LL2TL39
4 - Details of the transaction(s)

Transaction(s) summary table

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2020-09-14	Ordinary shares of US$0.50 each	GB0005405286	Outside a trading venue		GBP - British Pound
Nature of Transaction:			Price	Volume	Total
Cancellation of options granted under the HSBC Holdings Savings-Related Share Option Plan			£4.40	3,406	£14,999.00
		Aggregated	£4.404	3,406	£14,999.00

For any queries related to this notification, please contact:

Lee Davis
Shareholder Services
020 7991 3048

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

By:
Name: Aileen Taylor
Title: Group Company Secretary and Chief Governance Officer

Date: 16 September 2020